

Mail Stop 3720

April 30, 2009

Mr. Thomas J. Irvine
Chief Executive Officer
AirtimeDSL
102 NE 2nd Street #400
Boca Raton, Florida 33432

      Re: AirtimeDSL
              Preliminary Information Statement on Schedule 14C
              Filed April 23, 2009
              File No. 000-52877

Dear Mr. Irvine:

      We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that on April 20, 2009, you filed a Form 8-K reporting your merger with TAG Industries, Inc. and related transactions, which transactions were consummated by the parties on April 15, 2009. Please provide us with your analysis of the relevant proxy rules of the Securities Exchange Act of 1934 as to why a Schedule 14A or Schedule 14C was not required in connection with these transactions.

2. It appears that the amendment to your Articles of Incorporation to change your corporate name is a result of your merger with TAG Industries, Inc. Therefore, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

3. We note that you incorporate by reference your Form 8-K filed on April 20, 2009, as well as your Form 10-Q filed on March 13, 2009. Please advise and provide additional disclosure with respect to your two shareholders who cancelled a total of 40,050,000 shares of your common stock immediately after the acquisition and provide a detailed discussion of this part of the transaction, including the identity of the shareholders who cancelled their shares as well as any consideration received in return for such cancellation.

* * * * * * *

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief

cc: Gary S. Eaton, Esq., Anslow & Jaclin, LLP (via facsimile)